ALISON RYAN

Vice President & Associate General Counsel
Alison.Ryan@pacificlife.com

(949) 219-3268

September 25, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.

Washington, D.C. 20549-0506

RE:	Pacific Protective Growth Limited Premium Registered Index-linked Deferred Annuity on Form S-1 (File Number 333-275141) of Pacific Life Insurance Company (“Registrant”)

Pursuant to Rule 477 under the Securities Act of 1933 (“1933 Act”), and on behalf of Pacific Life Insurance Company (“Pacific Life”), the Registrant respectfully requests the withdrawal of the initial registration statement, as well as the related pre-effective amendment, each filed on Form S-1 on October 23, 2023, and January 22, 2024, respectively.

Following amendments to Form N-4, published on July 24, 2024, and effective September 23, 2024, Pacific Life made a decision to pursue registration on the amended Form and discontinue efforts to obtain effectiveness on Form S-1.

Sincerely,

/s/ ALISON RYAN
ALISON RYAN